GRYPHON DIGITAL MINING, INC.

1180 North Town Center Drive, Suite 100,

Las Vegas, NV 89144

April 1, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Eric Envall

Re:	Gryphon Digital Mining, Inc.
Registration Statement on Form S-3
Filed February 14, as amended
File No. 333-277060

Dear Mr. Envall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gryphon Digital Mining, Inc., hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on Wednesday, April 3, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Robby Chang
Robby Chang
Chief Executive Officer, President and Director

cc:	Ellenoff Grossman & Schole LLP